UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Martin Marietta Materials, Inc.

 (Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

 573284106

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

with a copy to:

Alyssa Caples
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2007

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.573284106

(1)	Names of reporting person: NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “Reporting Persons”) I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power: 4,134,328

(6) Shared Voting Power:

(7) Sole Dispositive Power: 4,134,328

(8) Shared Dispositive Power:

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,134,328

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)
Percent of Class Represented by Amount in Row (9):  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.

(14)	Type of Reporting Person: CO

CUSIP No. 573284106

(1)	Names of reporting person: Mr. Nassef Sawiris

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: Egypt

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power:

(6) Shared Voting Power: 4,134,328

(7) Sole Dispositive Power:

(8) Shared Dispositive Power: 4,134,328

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,134,328

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)
Percent of Class Represented by Amount in Row (9):  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.  By virtue of their directorships of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have the shared power to vote and dispose of the securities held by NNS Holding.

(12)	Type of Reporting Person: IN

CUSIP No. 573284106

(1)	Names of reporting person: Mr. Philip Norman

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☐

(3)	SEC use only:

(4)	Citizenship: United Kingdom

Number of shares beneficially owned by each reporting person with:	(5) Sole Voting Power:

(6) Shared Voting Power: 4,134,328

(7) Sole Dispositive Power:

(8) Shared Dispositive Power: 4,134,328

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,134,328

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: NA

(11)
Percent of Class Represented by Amount in Row (9):  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.  By virtue of their directorships of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have the shared power to vote and dispose of the securities held by NNS Holding.

(12)	Type of Reporting Person: IN

Item 1(a).	Name of Issuer:

Martin Marietta Materials, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of Martin Marietta Materials, Inc. are located at 2710 Wycliff Road, Raleigh, North Carolina 27607.

Item 2(a).	Name of Person Filing:

NNS Holding

Mr. Nassef Sawiris

Mr. Philip Norman

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The registered address of NNS Holding is c/o M&C Corporate Services, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business office of Mr. Nassef Sawiris is Orascom Construction Industries Company, Nile City South Tower, 2005A Corniche El Nil, Cairo, Egypt 11221.

The principal business office of Mr. Philip Norman is Ogier Group, Whiteley Chambers, Don Street, St Helier, Jersey, JE3 5HN, Channel Islands.

Item 2(c).	Citizenship:

NNS Holding is an exempted company incorporated in the Cayman Islands with limited liability.

Mr. Sawiris is a citizen of Egypt.

Mr. Norman is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

573284106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership

A. NNS Holding
(a)	Amount beneficially owned: 4,134,328

(b)
Percent of class:  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.

(c)	Number of shares to which the person has:
(i) Sole Voting Power: 4,134,328

(ii) Shared Voting Power:

(iii) Sole Dispositive Power: 4,134,328

(iv) Shared Dispositive Power:

B. Mr. Nassef Sawiris
(a)	Amount beneficially owned: 4,134,328

(b)
Percent of class:  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.  By virtue of their directorships of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have the shared power to vote and dispose of the securities held by NNS Holding.

(c)	Number of shares to which the person has:

(i) Sole Voting Power:

(ii) Shared Voting Power: 4,134,328

(iii) Sole Dispositive Power:

(iv) Shared Dispositive Power: 4,134,328

C. Mr. Philip Norman
(a)	Amount beneficially owned: 4,134,328

(b)
Percent of class:  9.70%, including 449,977 shares representing approximately 1.06% of the Issuer’s outstanding common stock and options maturing in the next 60 days with respect to an additional 3,684,351 shares, which constitute approximately 8.64% of the Issuer’s outstanding common stock.  Legal title to the securities is held by NNS Holding.  By virtue of their directorships of NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman have the shared power to vote and dispose of the securities held by NNS Holding.

(c)	Number of shares to which the person has:

(i) Sole Voting Power:

(ii) Shared Voting Power: 4,134,328

(iii) Sole Dispositive Power:

(iv) Shared Dispositive Power: 4,134,328

Item 5.	Ownership of Five Percent or Less of a Class.

NA

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NA

Item 8.	Identification and Classification of Members of the Group.

See Item 2 above and Exhibit 1.

Item 9.	Notice of Dissolution of Group.

NA

Item 10.	Certification.

Each of the Reporting Persons herby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007
Mr. Nassef Sawiris

Signature:	/s/ NASSEF SAWIRIS

Date: June 19, 2007
Mr. Philip Norman

Signature:	/s/ PHILIP NORMAN

Date: June 19, 2007
NNS Holding By: Mr. Nassef Sawiris Title: Director

Signature:	/s/ NASSEF SAWIRIS